UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of September 2005

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐    No ☒

Reuters: Bloomberg:	EDPP.IN / EDP.N EDP PL / EDP US	UBS AG, ZURICH AND BASEL NOTIFIED HOLDING OF 2.11% IN EDP’S CAPITAL
INVESTOR RELATIONS DEPARTMENT Pedro Pires, Head of IR Gonçalo Santos Elisabete Ferreira Cristina Requicha Rui Antunes Catarina Mello Phone +351 210012834 Fax: +351 210012899 Email: ir@edp.pt

In accordance with articles 16 and 17 of the Portuguese Securities Market Code, EDP - Energias de Portugal, S.A. makes the following legal notice:

UBS AG, Zurich and Basel notified EDP that has acquired a reportable holding on the amount of 76,792,758 shares of EDP’s common stock which represents 2.10% of the company’s share capital and that the relevant 2.0% legal threshold was crossed on August 26th.

As EDP holds 19.857.109 own shares, the UBS AG, Zurich and Basel holding represents 2.11% of the total voting rights.

UBS AG, Zurich and Basel also inform the following:

“These shares are held by UBS AG, Zurich and Basel in an omnibus account with a local custodian for the account of various clients of UBS AG.

The shares were acquired by UBS AG, Zurich and Basel in the ordinary course of its business through several types of transactions, such as purchase of ordinary stock at the Euronext Lisbon Stock Exchange, Receipts Free of Payment (Non-order-room transactions), taking on collateral borrowing securities.

EDP - Energias de Portugal, S.A. Listed Company Head Office: Praça Marquês de Pombal, 12 1250-162 Lisboa

Portugal Share Capital € 3 656 537 715 Registered with the Commercial Registry Office of Lisbon under no.

1805 Company Tax Number 500 697 256

Further to the total holding of UBS AG, Zurich and Basel stated above, 20,314,537 shares representing 0.56% of the voting rights in EDP should also be imputed to UBS AG, in accordance with article 20 of the Portuguese Securities Code, by reason of the voting rights held by the following subsidiaries of UBS AG:

•	GAM London Ltd

•	DSI International Management Inc.

•	UBS Global Asset Management (Américas) Inc.

•	UBS Global Asset Management (Japan) Ltd

•	UBS Global Asset Management Life Ltd

•	UBS Global Asset Management (UK) Ltd

•	UBS Securities Australia Ltd

In addition, UBS AG London Branch holds 1,787,071 shares representing 0.05% of the voting rights in EDP in its omnibus account with its local custodian.

EDP – Energias de Portugal, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated September 2, 2005

EDP- Energias de Portugal, S.A.

By:	/s/ João Ramalho Talone
Name: João Ramalho Talone Title: Chief Executive Officer